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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                                SEC FILE NUMBERS:  0-21314
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                                                                  33-4374

                                                CUSIP NUMBER:     90328 W 105
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                         NOTIFICATION OF LATE FILING

                                 (Check One):

[] Form 10-K    [] Form 11-K    [] Form 20-P    [X] Form 10-Q    [] Form N-SAR

For Period Ended:               September 29, 1996
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        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrants:  U.S. CAN CORPORATION; UNITED STATES CAN COMPANY
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Former Name if Applicable:
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PART II-RULES 12b-25 (b) and (c)
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[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due dte; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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[]      (c)     The accountant's statement of other exhibit required by rule
12B-26(c) has been attached if applicable.

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PART III-NARRATIVE
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        State below in reasonable detail the reasons why form 10K, 11-K, 20-F,
10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

U.S. Can Corporation and United States Can Company used all reasonable efforts to file electronically their Joint Quarterly Report on Form 10-Q for the quarterly period ended September 29, 1996 (the "Form 10-Q"), in a timely manner but the filing was delayed due to the following difficulties:

        1. Bowne, the registrants' third party filer, encountered delays in receiving and assembling four exhibits to the Form 10-Q from its New York office.

        2. When building our EDGAR submission, Bowne omitted the CIK number and CIK Confirmation Code (CCC) of U.S. Can. (By way of explanation, U.S. Can (a wholly owned subsidiary of the Corporation) is not required by Section 13 or 15(d) of the Exchange Act to file periodic reports but has agreed, pursuant to the Indenture under which its 13 1/2% Notes were issued, to file periodic reports whether or not required by law.)

        3. When the missing U.S. Can CIK and CCC were added, Bowne used an incorrect CCC (one letter was wrong).

        4. Bowne's first transmission began at approximately 5:00 p.m. Washington time (Accession Number 0000950137-96-002278). Bowne called us at 5:34 p.m. Washington time to inform us the filing was suspended because of the incorrect U.S. Can CCC.

        5. Bowne was provided with the correct CCC and began a second transmission at approximately 5:36 p.m. Washington time (Accession Number 0000950137-96-002284). The Commission received the second filing at 5:41 p.m. Washington time and accepted the filing at 5:48 p.m. Washington time.

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PART IV-OTHER INFORMATION
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        (1)     Name and telephone number of person to contact in regard to this notification.

  Steven K. Sims                                          630-571-2524
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     (Name)                                    (Area Code)(Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                       [X] Yes   [] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       [] Yes    [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              U.S. CAN CORPORATION AND UNITED STATES CAN COMPANY
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                (Name of Registrants as specified in charter)

have caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 11/14/96               By:  /s/ John R. McGowan
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                                      John R. McGowan